Ex-99.28(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 18 to Registration Statement No. 333-60304 on Form N-1A of our reports dated September 26, 2012, relating to the financial statements and financial highlights of Lord Abbett Calibrated Large Cap Value Fund, Lord Abbett Calibrated Mid Cap Value Fund, and Lord Abbett Small-Cap Blend Fund, appearing in the Annual Reports on Forms N-CSR of Lord Abbett Equity Trust for the year ended July 31, 2012.

We also consent to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm,” “Financial Statements” and “Fund Portfolio Information Recipients” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP
New York, New York
November 23, 2012